EXHIBIT 99.14

Stantec Consulting International LLC

Consent of Expert

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We hereby consent to the use of and reference to my name as a Qualified Person for the Lookout Hill Technical Report dated June 30, 2010, under the heading “Material Mineral Properties - Lookout Hill Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Michael Gray

Name: Michael Gray

Title: Vice President

Company: Stantec Consulting International LLC